NEWS RELEASE

September 29, 2006

                    Valcent Products Inc.

        OTC BB: VCTPF; CUSIP: 918881103

Valcent Signs Contract with Solid Integrations, LLC to Provide Engineering, Design and Product Development Services

EL PASO, TEXAS--September 29, 2006 -- Valcent Products Inc., (OTCBB:VCTPF.OB) – Valcent CEO, Glen Kertz, announced today that Valcent has entered into a contract manufacturing agreement with Solid Integrations LLC, a Texas limited liability company (“SI”). SI will provide engineering, product development/design services and will include coordinating the sourcing and manufacturing of consumer products with vendors on a global basis.

Valcent has been collaborating with SI on product development for both the Nova Skin Care System and the Dust Wolf™ since early 2006. This contract manufacturing agreement formalizes the relationship in advance of our commercial launch of Nova.  “SI has taken our product development and production tooling to a new level.  They have great experience and are a great fit with our company,” stated Valcent CEO Glen Kertz.

SI’s principals are Rodolfo De La Ree, Chief Executive Officer, Arturo Chavez, Chief Operating Officer and Carlos Soto, Chief Financial Officer. From their operating base in Ciudad-Juarez, Mexico, SI deploys over 30 years of global engineering, production and development expertise. CEO Rodolfo De La Ree stated, “our partnership with Valcent has allowed SI to push our comfort zones and work on some ground-breaking technologies. We look forward to commencing commercial production of the Nova and are excited about the other products in the pipeline.”

Valcent Products Inc. designs and creates some of the most technologically advanced and highest quality products on the market today - products that not only improve quality of life, but promote overall good health. With targeted innovation, the company creates products that everyone will use every day.

For further information see our Web site at www.valcent.net

Or Contact: Valcent Products Inc.– Steve McGuire or Bob Faris (800) 877-1626 or (604) 606-7979 Solid Integrations LLC. Carlos Santos - (915)-613-3298 www.solidintegrations.net

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors effecting the company's operations, markets, products and prices and other factors discussed in the company's various filings with the Securities and Exchange Commission.